Exhibit 99.1

SHENGFENG DEVELOPMENT LIMITED

(incorporated under the laws of the Cayman Islands with limited liability)

(NASDAQ: SFWL)

NOTICE OF 2024 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the 2024 annual general meeting (the “Meeting”) of SHENGFENG DEVELOPMENT LIMITED (the “Company”) will be held on May 15, 2024, at 10 p.m., Eastern Time, at Shengfeng Building, No. 478 Fuxin East Road, Jin’an District, Fuzhou City, Fujian Province, People’s Republic of China.

In accordance with article 10.14 of the Company’s amended and restated articles of association (the “Articles”), the Company has received the requisite consent of the shareholder or shareholders who, individually or collectively, hold at least ninety per cent of the voting rights of all those who have a right to vote at the Meeting to convene the Meeting on shorter than twenty-one Clear Days’ notice.

The Meeting will be held for the purpose of shareholders considering and, if thought fit, passing the following ordinary resolutions:

1.      It is resolved as an Ordinary Resolution that Mr. Yongxu Liu be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company.;

2.      It is resolved as an Ordinary Resolution that Mr. Zhiping Yang be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company.

3.      It is resolved as an Ordinary Resolution that Ms. Dan Liu be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company.

4.       It is resolved as an Ordinary Resolution that Ms. Wen Li be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company.

5.      It is resolved as an Ordinary Resolution that Ms. Qingyan Ye be elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company.

6.      It is resolved as an Ordinary Resolution that that the re-appointment of Marcum Asia CPAs LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2023 be confirmed, ratified and approved.

The foregoing items of business are described in the proxy statement accompanying this notice. The board of directors of the Company (the “Board of Directors”) unanimously recommends that the shareholders vote “FOR” for all the items.

The Board of Directors has fixed the close of business on April 17, 2024 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Meeting or any adjournment thereof. Only holders of ordinary shares of the Company on the Record Date are entitled to receive notice of and to vote at the Meeting or any adjournment thereof.

The notice of the Meeting, this proxy statement, and the proxy card will be sent to shareholders on or about May 2, 2024.

By Order of the Board of Directors,
/s/ Yongxu Liu
Yongxu Liu
Chairman of the Board of Directors Fujian Province, China

May 2, 2024

SHENGFENG DEVELOPMENT LIMITED

2024 ANNUAL GENERAL MEETING

May 15, 2024

10 p.m., Eastern Time

PROXY STATEMENT

The board of directors (the “Board of Directors”) of SHENGFENG DEVELOPMENT LIMITED (the “Company”) is soliciting proxies for the 2024 annual general meeting (the “Meeting”) of the Company to be held on May 15, 2024, at 10 p.m., Eastern Time, at Shengfeng Building, No. 478 Fuxin East Road, Jin’an District, Fuzhou City, Fujian Province, People’s Republic of China or any adjournment thereof.

In accordance with article 10.14 of the Company’s amended and restated articles of association (the “Articles”), the Company has received the requisite consent of the shareholder or shareholders who, individually or collectively, hold at least ninety per cent of the voting rights of all those who have a right to vote at the Meeting to convene the Meeting on shorter than twenty-one Clear Days’ notice.

Only holders of Class A ordinary shares of par value US$0.0001 each (the “Class A Ordinary Shares”) and Class B ordinary shares of par value US$0.0001 each (the “Class B Ordinary Shares” and together with the Class A Ordinary Shares, the “Ordinary Shares”) of the Company of record at the close of business on April 17, 2024 (the “Record Date”) are entitled to attend and vote at the Meeting or at any adjournment thereof. One or more shareholders present, in person or by proxy or (in the case of a shareholder being a corporate entity) by its duly authorized representative, holding Ordinary Shares representing not less than one-third of the outstanding Ordinary Shares carrying the right to vote at the Meeting shall form a quorum.

Any shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote on such shareholder’s behalf. A proxy need not be a shareholder of the Company. Each holder of the Company’s Class A Ordinary Shares shall be entitled to one vote in respect of each Class A Ordinary Share held by such holder on the Record Date; each holder of the Company’s Class B Ordinary Shares shall be entitled to 10 votes in respect of each Class B Ordinary Share held by such holder on the Record Date.

PROPOSALS TO BE VOTED ON

The Meeting will be held for the purpose of shareholders considering and, if thought fit, passing the following ordinary resolutions:

1.      It is resolved as an Ordinary Resolution that Mr. Yongxu Liu be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company.;

2.      It is resolved as an Ordinary Resolution that Mr. Zhiping Yang be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company.

3.      It is resolved as an Ordinary Resolution that Ms. Dan Liu be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company.

4.      It is resolved as an Ordinary Resolution that Ms. Wen Li be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company.

5.      It is resolved as an Ordinary Resolution that Ms. Qingyan Ye be elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company.

6.      It is resolved as an Ordinary Resolution that that the re-appointment of Marcum Asia CPAs LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2023 be confirmed, ratified and approved.

The Board of Directors recommends a vote “FOR” each of the Proposals No. 1 – 6.

QUORUM AND VOTING PROCEDURE FOR HOLDERS OF ORDINARY SHARES

One or more shareholders present, in person or by proxy or (in the case of a shareholder being a corporate entity) by its duly authorized representative, holding Ordinary Shares representing not less than one-third of the outstanding Ordinary Shares carrying the right to vote at the Meeting shall form a quorum.

Shareholders entitled to vote at the Meeting may do so either in person or by proxy. A proxy need not be a shareholder of the Company. Those shareholders who are unable to attend the Meeting are requested to read, complete, sign, date, and return the attached proxy card in accordance with the instructions set out therein.

The chairman of the Meeting shall demand that each proposal/resolution to be put to the vote at the Meeting be decided on a poll.

The holder of a Class A Ordinary Share shall have one vote for every Class A Ordinary Share of which they are the holder; the holder of a Class B Ordinary Share shall have 10 votes for every Class B Ordinary Share of which they are the holder.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the Meeting.

ANNUAL REPORT TO SHAREHOLDERS

The annual report for the year ended December 31, 2023 (the “2023 Annual Report”) has been filed with the U.S. Securities and Exchange Commission. If you want to receive a paper or email copy of the Company’s 2023 Annual Report to shareholders, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy to the Investor Relations department of the Company, at ir@sfwl.com.cn.

PROPOSAL NO. 1 THROUGH PROPOSAL NO. 4

RE-APPOINtment OF CURRENT DIRECTORS

The Board of Directors currently consists of five members. Four of the five current directors named below will seek re-appointment at the Meeting.

Each director to be re-appointed will hold office in accordance with the Articles until the next annual general meeting or until his or her appointment is otherwise terminated in accordance with the articles of association of the Company.

DIRECTORS FOR RE-APPOINTMENT

Mr. Yongxu Liu has been our chief executive officer, president and chairman since May 20, 2021 and director since July 16, 2020. Mr. Liu is the founder of Shengfeng Logistics and has served as its chairman and chief executive officer since December 2001. Mr. Liu served as the vice chairman of Fujian Province Logistics Association in 2006 and the vice chairman of Fuzhou City Logistics Association in 2007. Mr. Liu also served as the deputy to Fuzhou Municipal People’s Congress in 2011. Prior to founding Shengfeng Logistics, Mr. Liu was the manager of Department of Vehicle Management of Shenghui Logistics Group Co., Ltd. from 1997 to 2001. Before the formal formation of Shenghui Logistics Group Co., Ltd., Mr. Liu worked for such entity from 1992 to 1997 as a self-employed individual of logistics transportation. Mr. Liu received his master’s degree in Executive Master of Business Administration from Tsinghua University in 2016.

Mr. Zhiping Yang has been our director since April 7, 2021. Mr. Yang joined Shengfeng Logistics in 2001. He has served as the vice president of Shengfeng Logistics since 2020 and the general manager of the Operation Center in Shengfeng Logistics since 2014. Mr. Yang has served as the director of Shengfeng Logistics from December 2018 to April 2021. From 2001 to 2013, he served as the General Manager of Beijing Shengfeng Supply Chain Management Co., Ltd., a subsidiary wholly owned by Shengfeng Logistics. Mr. Yang received his bachelor’s degree in Applied Psychology from Xi ‘an Institute of Political Science of the People’s Liberation Army in 2015. He also completed a Human Resources Advanced Training Class conducted by Tsinghua University in 2014.

Ms. Dan Liu has been our independent director since March 31, 2023. Ms. Liu has been a professor in the School of Economics and Management of Fuzhou University since 2017. Prior to that, she served as an associate professor in the same school of Fuzhou University from 2006 to 2017. From 2001 to 2006, Ms. Liu served as an associate professor in Fuzhou Polytechnic. From 2000 to 2001, she was a senior lecturer of the Department of Vocational Education of Fujian Economics and Management Cadre Institute after being a lecturer in the same department from 1994 to 2000. From 1987 to 1994, she served as a teaching assistant under the same department. Ms. Liu received her bachelor’s degree in Material Management Engineering from Huazhong University of Science & Technology (formerly named Huazhong Institute of Technology) in 1987, her master’s degree in Business Management from Fuzhou University in 2005 and her Ph.D. in Logistics Management from Fuzhou University in 2012.

Ms. Wen Li has been our independent director since March 31, 2023. Ms. Li has served as a financial director of Fujian Qunsheng Property Limited Company in China since 2013 and an independent director of Shenzhen Coship Electronics Co., Ltd. since March 2021. From 2006 to 2012, she served as an independent director of Fufa Group Co., Ltd. in Fujian Province. She also served as the financial director of Fuzhou TV Station from 2008 to 2013 and the financial director of Fujian Zhongcheng Group from 2006 to 2008. Prior to that, she was the general manager of Department of Finance of Fujian Huafu Securities Company from 1997 to 2005 and the general manager of Department of Finance of Fujian Huafu Real Estate Company from 1989 to 1997. Ms. Li received her bachelor’s degree in Economics from Fuzhou University in 1989. She also completed a Master course in Finance conducted by Xiamen University in 1999. She has been certified as a Senior Accountant in China since 2001, obtained Securities Practitioner qualification in China since 2002 and Independent Director qualification in Shenzhen Stock Exchange since 2007.

Resolutions to be Voted Upon

The full text of the resolutions to be proposed are as follows:

It is resolved as an Ordinary Resolution that Mr. Yongxu Liu be re-appointed as a director of the Company, to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company.

It is resolved as an Ordinary Resolution that Mr. Zhiping Yang be re-appointed as a director of the Company, to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company.

It is resolved as an Ordinary Resolution that Ms. Dan Liu be re-appointed as a director of the Company, to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company.

It is resolved as an Ordinary Resolution that Ms. Wen Li be re-appointed as a director of the Company, to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company.

Vote Required for Approval

The approval of each of Proposals No. 1 to 4 requires shareholders to pass an ordinary resolution, being the affirmative vote of the holders of a majority of the ordinary shares who, being present and entitled to vote at the Meeting, vote at the Meeting.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the Meeting.

The Re-Appointment of Current Directors will become effective upon approval of our shareholders.

THE NOMINATING AND CORPORATE GOVERNANCE COMMITTEE OF THE BOARD OF DIRECTORS (THE “NOMINATING COMMITTEE”) AND THE BOARD OF DIRECTORS RECOMMENDS

A VOTE FOR

THE RE-APPOINTMENT OF EACH OF THE CURRENT DIRECTORS NAMED ABOVE.

PROPOSAL NO. 5

APPOINtment OF A DIRECTOR

The Board of Directors currently consists of five members. The Board of Directors recommends that Ms. Qingyan Ye be appointed as the director of the Company to hold her office until the next annual general meeting or until her appointment is otherwise terminated in accordance with the articles of association of the Company.

THE CANDIDATE FOR APPOINTMENT

Ms. Qingyan Ye has served as the general manager of Minfa Group (China) Corporation since April 2019 and served as the vice general manager from April 2016 to March 2019. From March 2015 to March 2016, she served as the group manager of Xiamen Rural Commercial Bank Co., Ltd., Fuzhou Branch. From August 2008 to April 2014, she served as the client manager of Ping An Bank Co., Ltd, Fuzhou Branch. Ms. Ye holds a bachelor’s degree in Finance at Fujian Normal University.

Resolution to be Voted Upon

The full text of the resolution to be proposed is as follows:

It is resolved as an Ordinary Resolution that Ms. Qingyan Ye be appointed as a director of the Company, to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company.

Vote Required for Approval

The approval of Proposal No. 5 requires shareholders to pass an ordinary resolution, being the affirmative vote of the holders of a majority of the ordinary shares who, being present and entitled to vote at the Meeting, vote at the Meeting.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the Meeting.

The Appointment of A Director will become effective upon approval of our shareholders.

THE NOMINATING COMMITTEE AND BOARD OF DIRECTORS RECOMMENDS

A VOTE FOR

THE APPOINTMENT OF THE CANDIDATE NAMED ABOVE.

PROPOSAL NO. 6

RATIFICATION

OF

THE RE-APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The audit committee of the Board of Directors (the “Audit Committee”) recommends, and the Board of Directors concurs, that Marcum Asia CPAs LLP be re-appointed as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2023.

In the event that our shareholders fail to ratify the re-appointment, our audit committee will reconsider its selection. Even if the re-appointment is ratified, our audit committee in its discretion may recommend the appointment of a different independent auditing firm at any time during the year, if the audit committee believes that such a change would be in the best interests of the Company and its shareholders.

Resolution to be Voted Upon

The full text of the resolution to be proposed is as follows:

It is resolved as an Ordinary Resolution that the re-appointment of Marcum Asia CPAs LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2023 be confirmed, ratified and approved.

Vote Required for Approval

The approval of Proposal No. 6 requires shareholders to pass an ordinary resolution, being the affirmative vote of the holders of a majority of the ordinary shares who, being present and entitled to vote at the Meeting, vote at the Meeting.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the Meeting.

The Re-Appointment of Independent Registered Public Accounting Firm will become effective upon approval of our shareholders.

THE BOARD OF DIRECTORS AND THE AUDIT COMMITTEE RECOMMEND

A VOTE FOR

THE RATIFICATION OF THE RE-APPOINTMENT

OF

MARCUM ASIA CPAS LLP AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FOR THE FISCAL YEAR ENDING DECEMBER 31, 2023.

OTHER MATTERS

The Board of Directors is not aware of any other matters to be submitted to the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By order of the Board of Directors
May 2, 2024	/s/ Yongxu Liu
Yongxu Liu
Director and Chairman of the Board of Directors